Filed pursuant to Rules 424(b)(3) and 424(b)(8)
Registration No. 333-11879
DIRECT STOCK PURCHASE
AND
DIVIDEND REINVESTMENT PLAN
(Revised January 3, 2005)
485,629 Shares of Common Stock
(Without Stated Par Value)
This prospectus describes Fidelity Southern Corporation’s (“Corporation”) revised Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”). This prospectus replaces our prospectus dated September 12, 1996, and reflects amendments to the Plan adopted by the Board of Directors on November 17, 2004.
The Plan provides both directly registered shareholders and interested first-time investors with an affordable alternative for buying, holding, and selling shares of our stock. The Plan is administered by The Bank of New York, our transfer agent.
The Fidelity Southern Corporation Plan offers you the opportunity to:
➢	Purchase shares - Buy shares of our stock conveniently and economically through reinvestment of dividends, and optional cash investments for directly registered shareholders (holding an active shareholder account directly registered with The Bank of New York). The Plan also offers first-time investors (investors who are opening a new directly, registered account) the opportunity to make their initial purchase directly through the Plan.

➢	Reinvest dividends - Reinvest all or a portion of cash dividends paid on our stock to purchase additional shares of our stock.

➢	Choose form of ownership - In lieu of issuing stock certificates, each participant’s ownership will be recorded in “book entry” form (shares electronically held within the participant’s account). Participants will receive timely statements and confirmations reflecting their transaction history. However, the issuance of physical certificates may be requested at any time from The Bank of New York via a toll-free number, website, or by mail.

➢	Deposit stock certificates for safekeeping - Plan participants may directly deposit stock certificates into the Plan for credit in book-entry form.

➢	Sell shares - Sell all or a portion of your Fidelity Southern Corporation shares that are held through the Plan directly without having to issue a certificate.

➢	Save on commissions and fees (some exceptions apply) - We will pay all commission and service fees on purchases made with reinvested dividends for current, directly registered participants. There is an initial set-up fee charged to you by The Bank of New York if you are a first-time cash investor. There are also fees associated with utilizing certain Plan features. The fees are set forth on page 18, “Cost to Participants.”
Our common stock is listed and traded on The NASDAQ National Market under the symbol “LION.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Shares of common stock purchased pursuant to the Plan are not savings or deposit accounts, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and are subject to investment risk.
This prospectus is dated January 3, 2005.

TABLE OF CONTENTS

Prospectus	1

About Fidelity Southern Corporation	3

Summary of the Plan	3

Frequently Asked Questions and Answers
On Enrollment	4
On Dividend Reinvestment	5
On Optional Cash and First-Time Investments	6
Automated Monthly Investments	6
How Shares Are Purchased	7
When Purchases Are Made	7
Information-Statements	8
Deposit of Certificates	8
On Selling Shares	8
Can I Sell My Shares?	9
Can I Request A Certificate?	9
How Can I Transfer Shares?	9
How Can I Terminate My Participation In The Plan?	9

Other Matters
Rights Offering	10
Stock Split	10
Voting at Shareholders’Meetings	10

How to Contact The Bank of New York	10

Use of Proceeds	11

Validity of Securities	11

U.S. Federal Income Tax Information	11

Experts	12

Indemnification	12

Where You Can Find More Information	12

Terms and Conditions of the Plan	14

Cost to Participants	18

ABOUT THIS PROSPECTUS
This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (which we refer to as the “SEC”) relating to the shares of our common stock offered. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered and the Plan. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us, the Plan, and the securities offered.
When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. This document is not an offer to sell or a solicitation of an offer to buy shares of common stock or any other securities in any jurisdiction or to any person if that transaction would be unlawful in that jurisdiction. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.
Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Fidelity Southern Corporation,” “we,” “us,” “our” or similar references mean Fidelity Southern Corporation; and all references in this prospectus to “stock,” “our stock,” “your stock,” or “shares” refer to our common stock.
ABOUT FIDELITY SOUTHERN CORPORATION
Fidelity Southern Corporation, a Georgia corporation, is a bank holding company headquartered in Atlanta, Georgia. The Corporation, through its operating subsidiary, Fidelity Bank, provides a wide range of banking, mortgage, and investment services through nineteen branches in Atlanta, Georgia. Mortgage, construction and automobile loans are also provided through offices in Jacksonville, Florida.
The common stock of the Corporation trades on The NASDAQ Stock National Market System under the symbol “LION.” It is listed in The Wall Street Journal under “FdltySo.” The Corporation’s executive offices are located at 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305.
SUMMARY OF THE PLAN
The Board of Directors of Fidelity Southern Corporation adopted the original Dividend Reinvestment Plan on May 9, 1996, and adopted Plan amendments reflected in this prospectus on November 17, 2004.
The following Summary of the Plan and Frequently Asked Questions and Answers may not contain all the information that may be important to you. You should read the entire prospectus carefully. The terms and Conditions of the Plan and Fee Schedule are at the end of this prospectus. The Terms and Conditions of the Plan are subject to change without notice, and we reserve the right to modify the Plan at any time, including the right to terminate the Plan with proper notification to all Plan participants. We intend the Plan to be for the benefit of long-term investors, and not individuals or institutions that engage in transactional profit activities or excessive enrollments and terminations, and we reserve the right to restrict, prohibit, or terminate individual participation of shareholders who are not acting in accordance with the purpose of the Plan.
Eligibility and Enrollment
You may participate in the Plan if you own shares of our stock in a directly registered shareholder account with The Bank of New York, or you may enroll by making an initial purchase of our stock directly through the Plan. See “How Do I Enroll in the Plan?” on page 4.)

To receive a Plan Enrollment Form or additional copies of this prospectus, please contact The Bank of New York, our transfer agent and administrator of the Plan as follows:

Telephone:	1-800-524-4458
Internet:	www.stockbny.com (to download a copy of
this prospectus or Plan Enrollment Form).
Mail:	The Bank of New York
Investor Services Department
Church Street Station
PO Box 11258
New York, NY 10286-1258

Current Participants
All participants already enrolled in Fidelity Southern Corporation’s current Dividend Reinvestment Plan will automatically be enrolled in the new Plan. Current participants need not return another Enrollment Form unless you wish to make a change in your participation election.
Purchases (through reinvestment of dividends, optional cash investment, first-time investment)
Once enrolled in the Plan, you can reinvest cash dividends and make optional cash investments to purchase additional shares of our stock. Optional cash investments to the Plan can be made in amounts of your choosing within the Plan minimum and maximum amounts. You have the advantage of having your cash fully invested because all shares, both full and fractional, are credited to your account and earn additional dividends when paid.
Safekeeping and Transfers
You may deposit your Fidelity Southern Corporation common stock certificates into the Plan. All dividends on the shares deposited will be automatically reinvested under the Plan. You may transfer all or a portion of your shares to another Plan participant at any time, at no cost.
Plan Costs
The costs and fees associated with the Plan (paid by Fidelity Southern Corporation or charged to participants) including enrollment costs, administrative service fees or brokerage commissions, are set forth on page 18, “Cost to Participants.”
FREQUENTLY ASKED QUESTIONS AND ANSWERS
On Enrollment:
How Do I Enroll In The Plan?
Existing participants in the current Dividend Reinvestment Plan have automatically been enrolled in the new Plan.
If you are a registered owner of common stock, you may enroll in the Plan by completing a Plan Enrollment Form. There is no enrollment fee for registered owners.
If you are not a registered owner of common stock, you may enroll in the Plan by completing a Plan Enrollment Form, making an initial cash investment to purchase shares of common stock, and paying a one-time account set-up fee of $10.00. The minimum initial cash investment is $1,000 and the maximum is $10,000.
Both existing shareholders (who hold directly registered accounts with The Bank of New York) and first-time investors must complete, sign, and return a Plan Enrollment Form to The Bank of New York. If shares are registered jointly or if the Plan account is to be registered in multiple names, all stockholders in whose name the shares or Plan account is to be registered must sign the Plan Enrollment Form. Once completed, the Plan Enrollment Form should be mailed to The Bank of New York (see page 10, “How Do I Contact The Bank of New York?” for mailing instructions).

Enrollment in the Plan is voluntary and may not be available to investors in certain countries. Persons residing outside the United States should determine whether they are subject to any governmental regulation prohibiting their participation. Participation in the Plan continues until terminated by the participant or the Plan is terminated.
Under Section 326 of the US Patriot Act, we are required to verify the identification of new participants in the Plan, including date of birth, maintain records of the information used to verify a person’s identity, and consult a list of known or suspected terrorist organizations provided by any government agency to determine whether a person seeking to open an account appears on any such list.
YOU CAN REQUEST A PLAN ENROLLMENT FORM FROM THE BANK OF NEW YORK AT THE ADDRESS, TELEPHONE NUMBER OR WEBSITE SHOWN UNDER “HOW DO I CONTACT THE BANK OF NEW YORK?” ON PAGE 10.
On Dividend Reinvestment
How Can I Reinvest My Dividends?
You can choose to reinvest all or a portion of the cash dividends paid on the shares of our stock that are directly registered in your name under the Plan. You will begin to participate in the Plan as of the dividend payment date associated with the first dividend record date which occurs after the date The Bank of New York receives your signed Plan Enrollment Form or the date of your first optional cash payment, whichever occurs first. The dividend record dates usually precede the dividend payment dates by approximately two weeks.
Following your instructions on the Plan Enrollment Form, The Bank of New York will apply all or part of the cash dividend to the purchase of additional common shares. Dividends and other cash distributions are paid in U. S. dollars and the payable date is the date on which shareholders are paid. Dividend purchases are invested as promptly as practicable following the payable date. When shares are being purchased in the open market, depending on the number of shares being purchased and current trading volume in the shares, purchases may be executed in multiple transactions and may be traded on more than one date. All available cash dividends for your account, less any applicable tax withholding, will be invested and fractional shares will be calculated to four decimal places. Fidelity Southern Corporation will pay all service fee and brokerage commissions associated with the reinvestment of dividends in Fidelity Southern Corporation common stock.
What Options are Available for Dividend Investments?
■	Full Reinvestment — If you elect this option, 100% of all cash dividends paid on shares held by you in the Plan (certificated and book entry form) will be reinvested in additional shares of our stock. This includes future shares acquired by you directly or through the Plan.

■	Partial Dividend Reinvestment — You may choose this option only if you hold some shares in certificate form. If you choose this option, you can direct that dividends on a specified number of shares held by you in certificate form be paid to you in cash. Dividends on the remaining shares held by you in certificate form, as well as all shares held in the Plan, will be reinvested. If you buy more shares in certificate form, it will not change your election. If you sell or transfer shares in certificate form, it will not change your election unless the number of shares you hold in certificate form falls below the number you specified for reinvestment. In that case, cash dividends will be paid to you on the number of shares you hold in certificate form. You may change your instructions for this option at any time by completing a new Plan Enrollment Form.

■	Cash Dividends — No Reinvestment — If you choose this option, you may enroll in the Plan only to make optional cash investments or deposit certificates into the Plan for safekeeping. By choosing this election, you receive all dividends in cash and no dividends will be reinvested.
Can I Elect to Have My Cash Dividends Directly Deposited to My Bank or Other Financial Institution?
If you elect to have all or a portion of your dividend paid in cash, the amount will be paid by check or can be credited directly to your bank account via Electronic Funds Transfer (which we refer to as “EFT”). In order to take advantage of this option, your bank or financial institution must be a member of the Automated Clearing House. If you are interested in this option, please call The Bank of New York at 1-800-524-4458 and request an “ACH Fulfillment Kit.” If you enroll in direct deposit and later transfer your shares to a new shareholder account, or change your bank account, you will need to request and complete another ACH Fulfillment Kit. (See “Cost to Participants,” page 18.)
On Optional Cash and First-Time Investments
How Can I Purchase Additional Shares?
▪	Existing shareholder accounts (directly registered with The Bank of New York) — You can purchase additional shares by making voluntary optional cash investments, which will be used to purchase shares of our stock for your Plan account. A shareholder whose shares are directly registered with The Bank of New York (not in street name) can make an optional cash investment when joining the Plan by enclosing a check or money order with a completed Plan Enrollment Form. Thereafter, all optional cash investments should be accompanied by the tear-off portion of your account statement or transaction advice. If you choose to make optional cash investments, you do not have to send the same amount of money each time. The minimum optional cash investment per account is $100, the maximum investment per transaction is $10,000, and the maximum aggregate investment in a calendar year is $120,000. (See “Cost to Participants,” page 18.)

▪	EFT Option — You may also elect to make automated monthly optional cash investments by electronic funds transfer (for existing shareholder accounts). If the EFT option is chosen, a minimum of $100 will be deducted from your checking or savings account on the 25th day of each month, or if that date is not a business day, the deduction will be made on the preceding business day (see page 6, “Can I Make Automated Monthly Investments?”).

▪	First-Time Investors — For first-time purchases by investors who do not have a directly registered shareholder account, an initial purchase of shares may be made by sending a check and a completed Plan Enrollment Form to The Bank of New York. The minimum amount for the new investor per account is $1,000 (an initial onetime set-up fee of $10 will be charged), the maximum investment per transaction is $10,000, and the maximum annual aggregate investment in a calendar year is $120,000.
All cash investment checks, optional or first-time investment, must be made by a check drawn on a U.S. bank, in U.S. currency, payable to “The Bank of New York — Fidelity Southern Corporation Direct Stock Purchase and Dividend Reinvestment Plan.” Checks and Plan Enrollment Forms should be mailed directly to The Bank of New York using the address indicated on page 10. Third party checks, money orders, travelers checks and checks not drawn on a U.S. bank or not in U.S. currency will not be accepted and will be returned to the sender. If a cash investment check is returned unpaid, The Bank of New York will reverse the credit of shares purchased for an account and sell additional shares from such account to satisfy any deficiencies. No interest will be paid on optional cash investments held by The Bank of New York pending investment.
What Fees Are Involved?
There is no enrollment fee, with the exception of an initial enrollment fee for first-time investors who are purchasing their initial shares through the Plan. This fee will be deducted from the initial investment amount. (See “Cost to Participants” on page 18 for service fees and brokerage commission for dividend, cash option, and first-time investment purchases.)
Can I Make Automated Monthly Investments?
Participants enrolled in the Plan may authorize automatic monthly cash investments via Electronic Funds Transfer. This option may be chosen when enrolling in the Plan by checking the appropriate information on the Plan Enrollment Form or by contacting The Bank of New York for an “EFT Enrollment Form.”
Automated monthly investments are subject to the minimum and maximum amounts set for the Plan. EFT payments are deducted monthly from a participant’s bank account through any financial institution that participates in the Automated Clearing House. Deductions are made on the 25th day of each month, or if such date is not a business day, then on the preceding business day. Automated monthly optional cash investments will be invested beginning with the next scheduled investment day after the Bank receives the funds. A fee is assessed for each EFT transaction (see “Cost to Participants”, page 18), and the Participant is responsible for any bank fees related to the arrangements made for EFT payments. It is your responsibility to immediately notify The Bank of New York of any changes in EFT information as it relates to your authorized monthly deductions. You may call 1-800-524-4458 and request a new EFT Enrollment Form.
In the event that your optional/first time cash investment check is returned unpaid for any reason, or your designated bank account for EFT does not have sufficient funds for your authorized monthly deduction, The Bank of New York will immediately remove from your account shares that were purchased in anticipation of the collection of such funds. These shares will be sold to recover any uncollected funds. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts, The Bank of New York reserves the right to sell such additional shares from any of your accounts maintained by The Bank of New York as may be necessary to recover in full the uncollected balance.
The Bank of New York will charge you a service fee of $25 for returned checks or failed EFT payments. The Bank of New York reserves the right to sell additional shares from any of your accounts maintained by The Bank of New York as may be necessary to recover the service fee at the time the check or EFT is returned to The Bank of New York.
How Are Shares Purchased?
The Bank of New York aggregates all requests to purchase shares and then purchases the total shares on the open market on The NASDAQ National Market or directly from Fidelity Southern Corporation from authorized but unissued shares or treasury shares. When shares are purchased from the Corporation, the price per share will be equal to the average of the highest and lowest quoted selling prices on The NASDAQ National Market System during the five (5) trading days during which shares of common stock were traded preceding the investment date. In no event will the price be less than 90% of the average of the highest and lowest quoted selling price on the last trading day of that five (5) day period. If the five (5) day average is less than 90% of the last day average, the price will be 90% of the last trading day average.
When shares are purchased on the open market, all requests to purchase shares are aggregated and the total shares are purchased on the open market. The price per share cannot be determined prior to the purchase. The price per share purchased shall always be the average weighted price for all shares purchased for the Plan on the trade date or dates. Open market purchases are usually made through an affiliated broker of The Bank of New York.
Depending on the number of shares being purchased and current trading volume in the shares, purchases may be executed in multiple transactions and may be traded on more than one day. The purchase price will not be known until the purchase is complete. Upon completion of an investment, The Bank of New York will credit each participant’s account for all full and fractional shares (to four decimal places) purchased.
The decision whether to issue new shares or to purchase shares in the open market will be made by Fidelity Southern Corporation and will take into account the Corporation’s equity position, general market conditions, relationships between the purchase price and the book value per share, and other relevant factors.
A transaction advice will normally be mailed to you by first class mail as soon as practicable following the final trade settlement date showing the purchase price, transaction fees and brokerage commissions (if any) and the number of shares credited to your accounts.
Since your dividend and any optional cash payment will rarely purchase an exact number of whole shares, whether shares are purchased from Fidelity Southern Corporation or the open market, The Bank of New York will credit your account for the full and fractional shares (to four decimal places) purchased. A fractional share will earn proportional dividends.
When Will The Purchases of Shares of Common Stock Be Made?
Optional and first-time cash investments will be invested weekly, generally on the last business day of each week. Payments must be received by The Bank of New York by noon on the business day immediately preceding an investment date in order to be invested on that investment date. Any payments received and not invested will be invested on the next investment date.
Dividend funds will be invested on the dividend payment date declared by the Board of Directors.
No interest will be paid on cash dividends, optional cash investments, or first-time investments pending investment.
What Information Will I Receive?
A summary account statement or transaction advice showing a transaction history will be mailed to you as soon as practicable following the completed investment for each dividend payment date or optional/first-time cash investment. The advice will show the purchase price, service fees, and brokerage commissions (if any), and shares credited to your account.
RETAIN THESE STATEMENTS FOR YOUR RECORDS AND FUTURE COST BASIS CALCULATION IF SHARES ARE SOLD. THERE IS A $20 CHARGE FOR PROVIDING A COPY OF AN ACCOUNT STATEMENT THAT IS MORE THAN 12 MONTHS OLD.
For your convenience, statements and transaction advices have a tear-off portion that can be used to send instructions to The Bank of New York for the issuance of certificates, the sale or purchase of shares, deposit of certificates, or termination of participation in the Plan.
Does The Plan Allow Me to Deposit Certificates?
If you own shares of our stock in certificated form, you may elect to deposit the share certificates into your Plan account with The Bank of New York. The Bank of New York will credit these shares to your Plan account in book-entry form. To deposit certificates, send them via registered, insured mail, return receipt requested, to The Bank of New York along with either, at the time of enrollment, your completed, signed Plan Enrollment Form or the tear-off portion of your account statement with your written instructions regarding the deposit. Please do not sign the stock certificate(s). We recommend that you insure the package for 2% of the value of the shares (see page 10 , “How Do I Contact The Bank of New York?” for mailing instructions and page 18 “Cost to Participants” for fees and costs associated with the deposit of certificates.) All dividends on the shares deposited will be automatically reinvested under the Plan.
On Selling Shares:
How Can I Sell My Shares?
You may instruct The Bank of New York to sell any or all shares held in your Plan account by one of the following methods:
▪	Sale Orders via Mail — You may instruct The Bank of New York to sell by completing and signing the tear-off portion of your account statement and mailing the instructions to The Bank of New York. If there is more than one name or owner on the Plan account, all participants must sign the tear-off portion of the account statement.

▪	Sale Orders via IVR System — You may instruct The Bank of New York to sell by placing a sale order via the Interactive Voice Response system. To place a sale order, call 1-800-524-4458, The Bank of New York’s toll-free number, with your instructions. Simply enter your social security number or taxpayer ID at the prompt and select the menu option for sales and follow the instructions provided. For security purposes, you will be asked to enter your account number.

▪	Sale Orders via Internet — You may instruct The Bank of New York to sell by placing a sale order via the Internet. However, before you can access your shareholder account to place a sale order, you will first need to request a Personal Identification Number (PIN) by visiting The Bank of New York’s website at www.stockbny.com (see page 10, “How Do I Contact The Bank of New York?”).

Sale orders via the Interactive Voice Response system and Internet are generally accepted until 6:00 p.m., Eastern Standard Time. Sale orders will generally be sold within two business days and in most cases be sold the next business day. Sale orders placed after 6:00 p.m. will be considered received the next business day. The IVR System and The Bank of New York’s Internet site are confidential, secure, and provide a unique confirmation number for each transaction executed.
How Are Shares Sold?
As with purchases, The Bank of New York aggregates all requests to sell shares and then sells the total shares on the open market. Sales are usually made through a broker affiliated with The Bank of New York. The price per share of the transaction will reflect the brokerage commission and will always be the average weighted price for all shares sold for the Plan on the trade date or dates. See page 18 for the transaction fee and brokerage commission charged for the sale of shares.
Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. The selling price will not be known until the sale is complete. A check for the proceeds of the sale of shares less applicable taxes, transaction fees, and brokerage commissions will normally be mailed to you by first class mail within two (2) business days after the final trade settlement date. The trade settlement date is the third business day after the sale order is executed. The sale check will include a notice detailing the trade, as well as Form 1099-B, which should be retained for tax record purposes.
THE COMMON STOCK PRICE MAY FALL BETWEEN THE TIME YOU REQUEST A SALE AND THE TIME THE SALE IS MADE.
Can I Request A Certificate?
You may request that The Bank of New York issue a certificate for some or all of the shares (whole shares only) held in your Plan account. To have a certificate issued, simply complete, sign and return the tear-off portion of the account statement or call The Bank of New York. There is no fee for this service.
How Can I Transfer Shares?
Transfers can be made in book-entry or certificated form at any time. In order to transfer shares, you will need to complete a Transfer Instruction Package. Simply visit The Bank of New York’s Stock Transfer website at www.stockbny.com to download the information, or call 1-800-524-4458 to request one. Remember you must obtain a “Medallion Guarantee” for any transfer of shares.
A “Medallion Guarantee” insures that the individual signing the request for transfer is the owner or authorized representative. It can be obtained from financial institutions (including many banks and brokerage firms) participating in one or more of the Medallion Guarantee programs. Book-to-book transfers involving transferring shares from an existing Plan account to a new Plan account, should follow the steps listed below.
▪	Call The Bank of New York’s toll-free telephone number 1-800-524-4458 to request a Plan prospectus and Plan Enrollment Form or download a copy to print from The Bank of New York’s website, www.stockbny.com Complete the form, providing the full registration name, address and social security number of each new participant.

▪	The completed Plan Enrollment Form should be sent along with a written request indicating the number of shares (full and fractional) that should be transferred to the new participant’s account. All existing participants in the current Plan account should sign the instructions and their signatures should be Medallion Guaranteed as discussed above.
How Can I Terminate My Participation In The Plan?
You may withdraw from the Plan at any time. To withdraw from the Plan, simply complete the tear-off portion of the account statement or transaction advice and mail it to The Bank of New York with your instructions (1) to issue a certificate for the full shares held in the Plan account and a check for any fractional share held in the Plan account, (2)

to sell all shares, or (3) any combination of an issuance and sale. You will receive a check for the net proceeds (less transaction fees and brokerage commissions) from the sale of any full and fractional shares.
What Happens If Fidelity Southern Corporation Announces A Rights Offering?
In the event that we make available to our shareholders any rights to subscribe for additional common shares, the right to subscribe will be based on the total number of shares owned, both inside and outside the Plan. Any new shares distributed by us resulting from the exercise of the rights will be issued directly to you as a Plan participant.
What Happens If Fidelity Southern Corporation Issues A Dividend Payable In Shares Or Declares A Share Split?
Any stock dividends or stock-split shares distributed by us will be credited directly into your Plan account in book-entry form. This includes distributions calculated from shares held in the Plan in book-entry form as well as any certificates registered in the participant’s name(s). Any rights or shares to be distributed as a result of any rights agreement or similar arrangement will be distributed in a like manner. Transaction processing may be temporarily suspended during the latter type of extraordinary distributions. Processing or purchases, sales and transfers may be temporarily suspended during such distribution.
Who Will Vote The Shares Held In The Plan At Shareholders’ Meetings?
You will receive the same voting materials as other shareholders and have the right to vote the shares of our stock represented by whole and fractional shares held on your behalf by The Bank of New York under the Plan on the record date for a vote.
How Do I Contact The Bank Of New York?
Fidelity Southern Corporation’s Direct Stock Purchase and Dividend Reinvestment Plan is administered by The Bank of New York, as our transfer agent.
For general information regarding the Plan, or to obtain a Prospectus/Plan Enrollment Form, please contact The Bank of New York at:

Phone:	1-800-524-4458 (toll-free)
Mail:	The Bank of New York
Investor Services Department
Church Street Station
P. O. Box 11258
New York, New York 10286-1258
Internet:	www.stockbny.com (click on “Company List,”
then “Fidelity Southern Corporation”)
The address for mailing Plan Enrollment Forms, checks for optional/first-time cash investments, instructions for sales, transfers, certificate deposit or withdrawals is as follows:

The Bank of New York
P. O. Box 1958
Newark, New Jersey 01710-9774
Please include your Plan Enrollment Form, or the tear-off portion of your transaction advice or account statement, or separate letter of instruction that includes your name, address, phone number, and shareholder account number.
When mailing stock certificates, we recommend that you use registered mail, return receipt requested, and insure your certificates for 2% of their current market value. Our stock is traded on the NASDAQ National Market under the symbol “LION.”

To access your personal, directly registered shareholder account at The Bank of New York’s website, you will need to apply for a Personal Identification Number (PIN) first. Please follow these instructions:
Log onto www.stockbny.com. For account access, first-time users will have to enter their social security number or taxpayer ID when prompted in order to establish a temporary Personal Identification Number (PIN).
NOTE: Your temporary PIN will be sent to the address currently listed on your account within 10 business days of its request. You cannot access your account prior to receiving the PIN. Upon receiving and entering your temporary PIN, you will be prompted to change it for security reasons. Please keep your new PIN in a safe place for future account access.
USE OF PROCEEDS
Proceeds from any shares of our stock purchased directly from Fidelity Southern Corporation under the Plan will be available for general corporate purposes. We do not know either the number of shares that will ultimately be purchased under the Plan or the prices at which the shares will be sold.
VALIDITY OF SECURITIES
The validity of the shares of common stock offered pursuant to this prospectus has been passed upon by Hunton & Williams, Atlanta, Georgia.
U.S. FEDERAL INCOME TAX INFORMATION
          You are advised to consult your own advisor. The following summary of certain U.S. federal income tax consequences is not a comprehensive summary of all tax considerations that may be relevant to a Plan participant and is for general information only.
          Your dividends reinvested under the Plan will be taxable for U.S. federal income tax purposes just as if you actually received them in cash. In addition, when Fidelity Southern Corporation pays brokerage commissions or other transaction fees associated with reinvested dividends, you may be treated as receiving an additional dividend equal to the amount of such commissions and fees.
          You will not realize a gain or loss for U.S. federal income tax purposes on the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize a gain or loss on the sale of any of your shares (including the receipt of cash for a fractional share) held in the Plan. The amount of gain or loss generally will be the difference between the amount you receive for the shares and the tax basis of those shares. In order to determine the tax basis of your shares acquired through the Plan, you should retain all of your transaction statements.
          Your tax basis in shares acquired through the Plan, whether with reinvested dividends or with cash payments, generally will equal the amount paid for the shares, including any brokerage commission or fee. Your holding period for shares acquired through the Plan will begin on the day after the date the shares are credited to your account.
          Dividends on your shares and proceeds from the sale of shares held in the Plan generally will be subject to backup withholding tax at a current rate of 28%, unless you provide a properly completed IRS Form W-9 to us or to the Bank of New York in connection with the Plan. Only the amount of dividends net of any withholding tax will be available for reinvestment under the Plan. Any amount withheld as backup withholding tax will be allowable as a refund or credit against your U.S. federal income tax liability.
          Dividends paid on shares held in the Plan for participants who are non-resident aliens or non-U.S. corporations, partnerships, or other entities generally are subject to a withholding tax of 30%. The withholding tax may be reduced or eliminated by treaty between the U.S. and the country in which the Plan participant resides, if the participant provides appropriate documentation to claim the benefit of the treaty. Only the amount of dividends net of any withholding tax will be available for reinvestment under the Plan.

EXPERTS
The consolidated financial statements incorporated in this prospectus by reference from our annual report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young, LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
INDEMNIFICATION
As permitted by law, our directors and officers are entitled to indemnification under certain circumstances against liabilities and expenses incurred in connection with legal proceedings in which they become involved as a result of serving as director or officer.
We provide indemnification to our officers and directors for liability and expenses incurred by them in connection with any civil, criminal or administrative claim or proceeding in which they may become involved by reason of being a director of Fidelity Southern Corporation or by service, at the request of the Corporation, as a director, officer, partner, trustee, employee or agent of other companies in which the Corporation is a shareholder, creditor, or is otherwise interested. Such indemnification is in accordance with the Georgia Business Corporation Code and in accordance with provisions contained in the Articles.
In the case of indemnification, these provisions could apply to actions arising under the federal securities laws, including the Securities Act of 1933. The limitation of personal liability provision, however, does not apply to actions for injunctive relief, specific performance, rescission, other equitable remedies, or actions based on breach of loyalty to the Corporation or its shareholders, intentional misconduct, knowing violations of law, unlawful distributions, improper personal benefit, or violations of the federal securities laws.
We also maintain directors and officers liability insurance for the benefit of the Corporation and its directors and officers. The policy provides coverage for certain amounts paid as indemnification pursuant to the provisions of Georgia law.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms, which are located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov.
The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:
•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	Current Reports on Form 8-K dated August 23, 2004, October 27, 2004, and November 19, 2004; and

•	The description of the Corporation’s common stock, contained in its registration statement on Form 10 dated August 27, 1993, including any amendment or report filed for the purpose of updating such description.
We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of the information incorporated by reference in this prospectus. Requests for copies of these documents should be directed to:
Corporate Secretary
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305
Telephone: 404-240-1504

FIDELITY SOUTHERN CORPORATION
DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
Terms and Conditions of the Plan for Shareholders of
FIDELITY SOUTHERN CORPORATION COMMON STOCK
1.	Introduction

The purpose of Fidelity Southern Corporation’s Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”) is to provide registered shareholders of Fidelity Southern Corporation common stock and other interested first-time investors with a simple, economical, and convenient method of investing in Fidelity Southern Corporation common shares. The Plan is administered by Fidelity Southern Corporation’s Transfer Agent, The Bank of New York. Enrollment in the Plan is voluntary and may not be available to investors in certain countries. Persons residing outside the United States should determine whether they are subject to any governmental regulation prohibiting their participation.

2.	Share Purchases — Optional, First-Time Cash Investments, Investing Dividends

All purchases of shares will be made in the open market on the exchange on which the shares are traded or directly from Fidelity Southern Corporation. Except to the extent that Fidelity Southern Corporation has at any time specifically instructed The Bank of New York to use the funds it holds for investment under the Plan to purchase shares of common stock directly from Fidelity Southern Corporation, the shares of common stock to be purchased under the Plan will be purchased in the open market. Open market purchases are usually made through a broker affiliated with The Bank of New York (“Affiliated Broker”). The Affiliated Broker will receive brokerage commissions.

When shares are purchased from Fidelity Southern Corporation, the price per share will be equal to the average of the highest and lowest quoted selling prices on The NASDAQ National Market System during the five (5) trading days during which shares of common stock were traded preceding the investment date. In no event will the price be less than 90% of the average of the highest and lowest quoted selling price on the last trading day of that five (5) day period. If the five (5) day average is less than 90% of the last day average, the price will be 90% of the last trading day average. When shares are purchased on the open market, all requests to purchase shares are aggregated and the total shares are purchased on the open market.

When shares are being purchased in the open market, depending on the number of shares being purchased and current trading volume in the shares, purchases may be executed in multiple transactions and may be traded on more than one day. The price per share purchased shall always be the average weighted price for all shares purchased for the Plan on the trade date or dates. The price per share cannot be determined prior to the purchase.

A transaction advice/statement will normally be mailed to participants by first class mail within two (2) business days following the final trade settlement date. Advices/Statements will show the amount of the purchase price for purchases of shares of common stock through cash dividends and optional and first-time cash investments. Transaction fees and brokerage commissions (if any) charged to the participant and the number of shares credited to a participant’s account will also be shown. Optional/first-time cash investments must be made either by Electronic Funds Transfer (“EFT”) or check drawn on a U.S. bank, in U.S. currency, payable to “The Bank of New York – Fidelity Southern Corporation Direct Stock Purchase and Dividend Reinvestment Plan. No third party checks, money orders, or travelers checks will be accepted.

EFT deductions are made on the 25th day of each month, of if such date is not a business day, the deduction will be made on the preceding business day. Optional cash investments are subject to the minimum optional cash investment of $100 per transaction, a maximum investment of $10,000 per transaction and a maximum annual investment of $120,000 per calendar year.

Optional and first-time cash investments will be invested weekly, generally on the last business day of each week. Payments must be received by The Bank of New York by noon on the business day immediately preceding an investment date in order to be invested on that investment date. Any payments received and not invested will be invested on the next investment date.

Dividend funds will be invested on the dividend payment date declared by the Board of Directors. No interest will be paid on cash dividends, optional cash investments, or first-time investments pending investment.

Cash investments, first-time or optional, may be rejected by The Bank of New York if a participant imposes any restrictions with respect to the number of shares to be purchased, the price at which the shares are to be purchased or the timing of when the purchase is to be made. When Fidelity Southern Corporation pays a dividend, The Bank of New York, in accordance with a participant’s chosen dividend investment option, will use all or part of the cash dividend to purchase additional common shares. Dividends and other cash distributions are paid in U.S. dollars and the dividend payable date is the date on which shareholders are paid. Dividend purchases are invested as promptly as practicable commencing on the dividend payable date and may be commingled with first-time or optional cash investments on that trade date. Shares purchased will be credited to each participant’s account in book-entry form (computed to four decimal places).

Dividend investment options can be changed at any time by sending a new Plan Enrollment Form to The Bank of New York. Changes must be received by The Bank of New York on or before the record date for that dividend.

3.	Share Sales

All sales of shares will be made in the open market on the exchange on which the shares are traded. Sales are usually made through a broker affiliated with The Bank of New York (“Affiliated Broker”). The Affiliated Broker will receive brokerage commissions. The price per share cannot be determined prior to the sale. The price per share sold will reflect the brokerage commission and shall always be the average weighted price for all shares sold for the Plan on the trade date or dates. Participants will also incur a transaction fee in addition to a brokerage commission. Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. The selling price will not be known until the sale is complete. A check for the proceeds of the sale of shares less applicable taxes, transaction fees and brokerage commissions will normally be mailed to participants by first class mail within two (2) business days after the final trade settlement date. The trade settlement date is the third business day after the sale order is executed.

4.	Requests for Certificates or Transfer of Shares

Participants may request that The Bank of New York issue a certificate for some or all of the shares (whole shares only) held in a participant’s Plan account at any time. To have a certificate issued, a participant should complete, sign and return the tear-off portion of the account statement or call The Bank of New York. In addition, participants may always request transfer of Plan account shares by contacting The Bank of New York. Transfers can be made in book-entry or certificated form. In order to transfer shares, a Transfer Instruction Package will need to be completed.

Participants may contact The Bank of New York’s Stock Transfer website at www.stockbny.com to download and print a copy of the Transfer Instruction Package or call 1-800-524-4458 to request one. A Medallion Guarantee is required for any transfer of shares and can be obtained from any financial institution (including many banks and brokerage firms) participating in one or more of the Medallion Guarantee programs. Participants can also request book-to-book transfers, which involve transferring shares from an existing Plan to a new Plan account.

5.	Deposit of Certificates

A participant who owns Fidelity Southern Corporation common shares in certificated form may elect to deposit the certificates into his or her Plan account with The Bank of New York. The Bank of New York will credit these shares to the Plan account in book-entry form.

To deposit certificates, send them via registered mail, return receipt requested, to The Bank of New York along with either, at the time of enrollment, a completed, signed Plan Enrollment Form, or with the tear-off portion of an account statement with written instructions regarding the deposit. Please remember not to sign the stock certificate(s). We recommend that you insure the package for 2% of the value of the shares (see page 10, “How Do I Contact The Bank of New York?” for mailing instructions.)

6.	Account Statements

A summary account statement or transaction advice showing a transaction history will be mailed to participants as soon as practicable following the completed investment for each dividend payment date or optional/first-time cash investment. If a dividend is not paid by Fidelity Southern Corporation, a summary account statement showing all year-to-date transaction activity will be mailed to participants on an annual basis, usually in January, reflecting the preceding year’s activity. Participants may request a copy of an account statement by calling The Bank of New York toll free at 1 -800-524-4458. The Bank of New York will charge a fee for copies of statements that were issued prior to twelve (12) months ago. Participants can also view their shareholder account online directly by accessing The Bank of New York’s website at www.stockbny.com.

Statements and transaction advices will have a tear-off portion that can be used to send instructions to The Bank of New York for the issuance of certificates, the sale or purchase of shares, deposit of certificates or termination of participation in the Plan.
ADDITIONAL TERMS AND CONDITIONS
Enrollment in the Plan is voluntary and may not be available to investors in certain countries. Initiation of a transaction(s), including first-time or optional cash investments, dividend reinvestment, depositing certificates into the plan or selling or purchasing shares, shall establish an agency relationship by the participant with The Bank of New York.
Distribution of Rights/Rights Proceeds
In the event that Fidelity Southern Corporation makes available to its shareholders any rights to subscribe for additional common shares, the rights to subscribe will be based on the total number of shares owned, both inside and outside the Plan. Any new shares distributed by Fidelity Southern Corporation resulting from the exercise of the rights will be issued directly to the participant.
Distribution of Stock Dividends/Stock Splits
Any stock dividends or stock split shares distributed by Fidelity Southern Corporation will be credited directly into the participant’s Plan account. This includes distributions calculated from shares held in the Plan in book-entry form as well as any shares registered in participants’ names. Any rights or shares to be distributed as a result of any rights agreement or similar arrangement will be distributed in a like manner. Transaction processing may be temporarily suspended during the latter type of extraordinary distributions. Processing of purchases, sales and transfers may be temporarily suspended during such distributions.
Voting/Annual Meetings
To the extent made available by Fidelity Southern Corporation, participants in the Plan will receive voting materials and have the sole right to vote the common shares of Fidelity Southern Corporation represented by all shares (whole and fractional) that are held by The Bank of New York for such participant under the Plan on the record date for a vote.

Tax Reporting
Generally, The Bank of New York is required to report to both the Plan participant and the U.S. Internal Revenue Service information regarding dividend amounts paid by Fidelity Southern Corporation as well as any proceeds received from the sale of shares, rights or other securities. The tax consequences of participating in the Plan can vary depending on each participant’s tax situation. Accordingly, each participant is responsible for determining the tax effect of Plan participation and should consult with a tax advisor with respect to the current and proposed federal, state, local, foreign and other tax laws.
Liability
Neither Fidelity Southern Corporation nor The Bank of New York will be liable for any losses or liability howsoever incurred by participants arising from, related to or in connection with the administration of the Plan or The Bank of New York’s actions or non-actions with respect to the Plan (including by way of example and not by way of limitation any losses or claim of liability arising from (i) the failure to terminate a participant’s account, sell shares in the Plan or purchases for first-time or optional cash investments or dividends without prior receipt of proper documentation and instructions; (ii) the prices at which shares are purchased or sold for the participant’s account, the timing of such purchases and sales, and the fluctuation of prices of the shares (a) between the receipt of cash or dividends for investment and such investment, (b) between the receipt of instructions to sell and such sale and (c) after the purchase and sale of shares, and (iii) the transfer of shares from participant’s account to a broker pursuant to the Profile Program of The Depository Trust Company) except for such losses and liabilities caused by the negligence or willful misconduct of The Bank of New York; and participant shall indemnify and hold harmless The Bank of New York from all losses and liabilities incurred by The Bank of New York (including losses and liabilities arising from disputes with participant) other than those caused by The Bank of New York’s negligence and willful misconduct. In no event shall The Bank of New York be liable for special, consequential or punitive damages or losses due to forces beyond its control (including by way of example and not by way of limitation strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware services).
These Terms and Conditions and the administration of the Plan and The Bank of New York’s duties and responsibilities under the Plan shall be governed by the substantive laws (and not the choice of law rules) of the State of New York; all proceedings relating to the Plan shall be brought by participant only in courts located in the City of New York; and participants waive their right to trial by jury.
Fidelity Southern Corporation reserves the right to modify the Plan, including the right to terminate the Plan, upon notice to Plan participants. In addition, The Bank of New York reserves the right to interpret and regulate the Plan as it deems necessary or desirable in connection with its operation.
Shares of Fidelity Southern Corporation Common Stock are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by, The Bank of New York. The shares are subject to investment risks, including possible loss of principal invested. The Bank of New York and Fidelity Southern Corporation provide no advice and make no recommendations with respect to purchasing or selling shares of Fidelity Southern Corporation. Any decision to purchase or sell must be made by each individual Plan Participant based on his or her own research and judgment. Nothing herein shall be deemed to constitute an offer to sell or a solicitation to buy share(s) of Fidelity Southern Corporation.
Important Note: Shares held in Fidelity Southern Corporation Direct Stock Purchase and Dividend Reinvestment Plan are not subject to protection under the Securities Investor Protection Act of 1970.

Cost to Participants
Listed below are the costs to be borne by the participants of the Fidelity Southern Corporation Direct Stock Purchase and Dividend Reinvestment Plan. The fees are subject to change at any time and are considered part of the “Terms and Conditions” of the Plan.

Initial Enrollment Fee for first-time cash investment
One-time set-up fee for non-registered holders	$10 per account

Optional Cash Investment
Transaction Fee	$2.50 per investment for checks
Electronic Funds Transfer (EFT)	$1.00

Reinvestment of Dividend
Transaction Fee	Paid by Company
Brokerage Commission	Paid by Company

Sale of Shares
Transaction Fee	$10 per transaction
Brokerage Commission	$0.10 per share sold

Deposit of Certificates for safekeeping	No Fee

Certificate Withdrawal	No Fee

Book to Book Transfers	No Fee

Duplicate Copy of account statement(s) that are more than 12 months old (no charge if requested within previous 12 months)	$20 per statement

Minimum Cash Per Investment:
First-time investment, new account	$1,000
Optional cash investment, existing registered account	$ 100

Maximum Cash Investments:
First-time investment, new account	$10,000
Optional cash investment, existing registered account	$10,000

Maximum Aggregate Investment Per Calendar Year
(Does not include dividend amounts invested)	$120,000

FIDELITY
SOUTHERN
CORPORATION
DIRECT STOCK PURCHASE
AND
DIVIDEND
REINVESTMENT PLAN
Prospectus
January 3, 2005